MOL HUNGARIAN OIL AND GAS PLC.
Finance

02 DEC -2 AM 8:32

14th November, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

02060121

Attention: **Special Counsel**
Office of International Corporate Finance

Rt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 12/3

MOL HUNGARIAN OIL AND GAS PLC.

02 DEC -2 AM 8:32

INVESTOR NEWS

14 November, 2002

Correction in 2002 Q3 Flash Report

In MOL's 2002 Q3 Flash Report, it is necessary to correct the last line of Appendix I., being the "Basic and diluted earnings per share (HUF)". The correct figures are given below:

FY 2001		Q3 2001	Q3 2002	Ch. %	Q1-3 2001	Q1-3 2002	Ch. %
13	Basic and diluted earnings per share (HUF)	(98)	160	n.a.	(146)	565	n.a.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

15 November, 2002

MOL distributed shares to those members of the Board of Directors recalled at the EGM of 11 October

MOL Hungarian Oil and Gas Company announces today that based on the general meeting's decision of 27 April 2001 on the long-term performance plan of the members of the Board of Directors, it distributed shares to three former members of the Board of Directors, recalled at the EGM of 11 October 2002, for their work in the period between 1 April 2001 and 11 October 2002. The share transfer equals 10,282 shares in total. The shares were transferred to them as of 15 November 2002.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

19 November, 2002

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that in the period between 12 November 2002 and 18 November 2002 no treasury shares were purchased based on the share purchase order made on 2 August 2002.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.


205.9
208.9
217.9
202.9

2002 First Nine Months and Third Quarter Preliminary Results

SOLID PERFORMANCE IN A MIXED ENVIRONMENT

MOL Hungarian Oil and Gas plc. (MOLB.BU, MOLBq.L, MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2002 third quarter and first nine months preliminary results. This report contains consolidated financial statements for the period ended 30 September 2002 for MOL Hungarian Oil and Gas Plc. as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial Results (IFRS)	Q3 2001 HUF bn	Q3 2001 USD m[1]	Q3 2002 HUF bn	Q3 2002 USD m[1]	Change % HUF	Change % USD	Q1-3 2001 HUF bn	Q1-3 2001 USD m[1]	Q1-3 2002 HUF bn	Q1-3 2002 USD m[1]	Change % HUF	Change % USD
Net sales revenues	290.6	1,026.1	258.3	1,036.1	(11)	1	858.2	2,976.8	836.6	3,168.9	(3)	6
EBITDA	11.1	39.2	33.3	133.6	200	241	34.3	119.0	107.6	407.6	214	243
Operating profit/(loss)	**(7.2)**	**(25.4)**	**16.8**	**67.4**	**n.a.**	**n.a.**	**(18.0)**	**(62.4)**	**58.0**	**219.7**	**n.a.**	**n.a.**
Net financial expenses/(gain)	7.1	25.1	3.6	14.4	(49)	(43)	5.8	20.1	3.5	13.3	(40)	(34)
Net income/(loss)	**(9.6)**	**(33.9)**	**15.6**	**62.6**	**n.a.**	**n.a.**	**(14.3)**	**(49.6)**	**55.2**	**209.1**	**n.a.**	**n.a.**
Operating cash flow	**(11.3)**	**(39.9)**	**(21.1)**	**(84.6)**	**87**	**112**	**26.0**	**90.2**	**74.7**	**283.0**	**187**	**214**

[1] In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for the third quarter of 2001: 283.2 HUF/USD, for the first nine months of 2001: 288.3 HUF/USD, for the third quarter of 2002: 249.3 HUF/USD, and for the first nine months of 2002: 264.0 HUF/USD.

In the first nine months of 2002 net income reached HUF 55.2bn compared with a loss of HUF 14.3bn in the same period of 2001 reflecting the combination of return to profit of the gas business and a weaker oil industry environment.

- **Exploration and Production** operating profit in the first three quarters of 2002 was HUF 39.2bn driven by a combination of a lower HUF denominated crude oil price, higher maintenance costs and a one-off charge related to the sale of Rotary's international assets. This represents a 26% decline in profits compared to Q1-3 2001.
- **Refining and Marketing** contributed an operating profit of HUF 36.1bn, a 32% decrease over Q1-3 2001 reflecting lower international refining margins and a negative FX effect partially compensated by strong 16.2% sales volume growth (excluding fuel oil and chemical feedstock) and the positive HUF 6.7bn effect of the delayed coker.
- The **Natural Gas** segment contributed an operating profit of HUF 0.8bn in contrast to HUF 105.1bn loss in Q1-3 2001 primarily as the difference between the cost of imported gas and the regulated selling price turned positive, supported by a strong HUF.
- The **Petrochemical** segment produced operating profit of HUF 2.7bn, the same as in Q1-3 2001. The improved Q3 performance reflects the recovery experienced in the industry following a very weak start to the year.
- **Controllable costs** (operating expenses less depreciation, oil and gas purchases and taxes and fees) excluding one-off items fell slightly by 0.6% in real Forint terms. Closing group headcount was reduced by 16% y-o-y in line with our strategic targets.
- **Income from associates**, Slovnaft contributed HUF 5.2bn.
- **Operating cash flow** was HUF 74.7bn, representing an increase of 187% primarily as a result of a breakeven of the gas business. Changes in working capital requirements had a negative effect of HUF 37.3bn on operating cash flow.
- **Capital expenditures** and investments in Q1-Q3 2002 amounted to HUF 44.9bn, an increase of 2% over Q1-3 2001. Net debt at the end of September 2002 was HUF 258.3bn. MOL's gearing ratio was 35% as at September 30, 2002.

Mr Zsolt Hernádi, Executive Chairman of MOL commented: *"I am pleased to be able to show that MOL has reported solid performance in Q3. Forint strength, while negative for our downstream business helped keep the gas business in profit in Q3. I would like to take this opportunity to update our estimate of gas profitability. Since we made our last estimate in August both import price and consumption assumptions have changed for the worse. Nevertheless, on the basis of our current exchange rate assumptions we still expect a near breakeven gas business result in the second half of 2002. I am also pleased that our shareholders demonstrated their support of our regional strategy through their authorisation of the Board of Directors to raise capital through a private placement of equity. We are convinced that this possibility, alongside the continuing share buyback program, will give us more flexibility in the regional consolidation process. I would also like to take this opportunity to announce that we plan to release details of our strategy for the period to 2005 on November 25th. Within this review, we will also be analysing the performance of the past three years against the targets we established in 1999."*

Mr György Mosonyi, Chief Executive Officer of MOL added:
„In Q3 the international industry environment continued to be characterised by a war premium in the crude price without a similar premium built into oil product prices. Nevertheless, we continued to deliver many advances in our core businesses in line with our strategic goals. In spite of the strong forint and the increase in excise duties, the positive effect of the delayed coker, MOL-Slovnaft sale channel optimisation and sales volume growth helped the refining and marketing segment to perform strongly. Despite a weaker environment the Petrochemical segment continued to perform well. I am also pleased to announce that the capacity expansion project started at TVK, which will assure future growth of the segment. We continue to focus on the harmonisation of our activities with those of Slovnaft. In the first three quarters of the year Slovnaft achieved USD 21 mn synergies in line with our plan. Non-core divestments continued with the sale of our stake in Nitrogénművek and the sale of Rotary's international assets. Furthermore, we reduced our headcount by 16% in line with our strategic target."

Segment performance

Exploration & Production	Q3 2001		Q3 2002		Change %		Q1-3 2001		Q1-3 2002		Change %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	18.0	63.6	14.4	57.8	(20)	(9)	65.5	227.2	51.6	195.5	(21)	(14)
Operating profit	**13.1**	**46.3**	**10.6**	**42.5**	**(19)**	**(8)**	**52.8**	**183.1**	**39.2**	**148.5**	**(26)**	**(19)**
CAPEX and investments[1]	6.9	24.4	6.4	25.7	(7)	5	17.1	59.3	15.9	60.2	(7)	2

Segmental profitability in Q3 2002 fell by HUF 2.5bn year-on-year, primarily as a result of a fall in HUF denominated world market prices, a temporarily higher than average quarterly fall in crude production and a one-off HUF 1.5bn loss realised on the divestment of Rotary's international assets. While the USD denominated Brent crude oil price rose 6.4% year-on-year in Q3, the forint based price fell by 6.3% in the period due to the significant strengthening of the forint. Profitability was also negatively influenced by the increase in low calorific natural gas production within broadly stable total gas production. As a result of these factors internal sales revenue fell by HUF 2.9bn.

Segmental expenses, excluding the one-off loss realised on the sale of Rotary assets, were reduced by HUF 1.9bn due largely to a fall in exploration expenses and depreciation charges. In line with our strategy to exit international exploration we significantly reduced international exploration expenses (HUF 1.7bn), though this was in part compensated by an increase in domestic exploration expenditure (HUF 0.4bn) in line with the different composition of the work schedule. Production volumes decreased slightly compared to Q3 2001. Crude oil production decreased by 5.2% to 256 kt in Q3 2002, however, natural gas production dropped by only 0.5% to 618 million m^3, due largely to the aforementioned growth in production of lower calorific gas.

Work on the finalisation of the ZMB joint venture agreement progressed in Q3. The parties submitted the application for the transfer of the production licence to the Mining Authority in September. The receipt of approval for the transfer of the production licence to the JV is the most important precondition for completion of the deal and is expected in December.

Refining & Marketing	Q3 2001		Q3 2002		Change %		Q1-3 2001		Q1-3 2002		Change %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	24.6	86.9	18.3	73.4	(26)	(16)	72.6	251.8	56.3	213.3	(22)	(15)
Operating profit	**18.1**	**63.9**	**11.5**	**46.1**	**(36)**	**(28)**	**53.3**	**184.9**	**36.1**	**136.7**	**(32)**	**(26)**
CAPEX and investments[1]	4.9	17.3	4.1	16.4	(16)	(5)	13.1	45.4	8.2	31.1	(37)	(31)

Segmental operating profit declined by 36% as a result of strong sales volume growth and an improved product slate being more than compensated by negative market factors, such as a strong forint, a growth in excise duties and a decrease in the crack spread on gas and heating oil. MOL's Delayed Coker, through its improvement of the product slate, contributed HUF 2.5bn to profit in Q3 2002. However, the strength of the HUF against the USD mitigated this favourable impact, and reduced forint based margins by an estimated HUF 4.9bn. Furthermore, the negative effect of FX rate changes on receivables and payables denominated in foreign currencies was HUF 1.0bn higher in Q3 2002 than in Q3 2001. In order to manage its market risks, on occasion MOL hedges part of its refining margin. IAS 39 adjustments to Q3 profit for gains and losses on hedge positions reduced profit by HUF 0.2bn in Q3 2002, compared to a profit contribution of HUF 1.0bn in the same period 2001.

Operating costs were HUF 1.7bn higher than in Q3 2001, primarily as a result of growth in insurance fees and amortisation. KKKSz fees grew by HUF 1.9bn, due to an unfavourable modification to unit fees, product volume changes and a HUF 0.8bn correction paid in Q3 2002 to compensate for an administrative error in Q1 2002. A comparison against Q3 2001 is also negatively impacted by the successful sale of Kőolajtároló last year, which contributed HUF 0.8bn profit to the segment in Q3 2001.

The segment result is also influenced by the inventory valuation methodology used by MOL and the inventory holding effect (being the difference between MOL's weighted-average based historical accounting and Current Cost of Supply methodology, commonly used in the oil industry)[2].

Total product sales rose by 5%, to 1.9 Mt in Q3 2002. However, excluding fuel oil and chemical feedstock, sales volumes rose by 15%. Refinery capacity utilisation improved in almost every operating unit. Excluding fuel oil and chemical feedstock sales, our domestic sales volume increased by 10%, on a y-o-y basis, in part due to strong diesel and bitumen sales. Our motor fuel sales increased by 6.5% in Q3, compared to 4.0% growth in domestic market demand. MOL-Slovnaft optimisation also contributed to growth in MOL's total export sales of 17% in Q3 y-o-y and specifically to growth in MOL motor fuel sales to the region of 12%.

At the end of September we had a total of 428 filling stations, 375 in Hungary, 53 in the region. Compared to Q2, in Hungary, we closed one filling station. In Romania we opened 3 filling stations. Domestic network efficiency improvements are demonstrated by the 2% y-o-y growth in fuel throughput per site in Q3 2002. Domestic retail sales volumes were nearly unchanged compared to Q3 2001. Our retail market share in respect of gasoline and gas oil, was 42% and 47% in Q3 2002 respectively, based on data from MÁSZ. Lubricant market share increased by 9.7% in Q3 compared to the same period of 2001. The number of loyalty cards grew by 8.4 % compared to the number of cards on issue on September 30, 2001. Fuel card sales increased by 5.2% in Q3 compared to the same period of 2001. We increased our shop sales by 30.5% and the proportion of non-fuel sales per litre of fuel sold grew by 29.6%. While Hungarian LPG and gas products demand fell by 2.0%, MOL's corresponding wholesale volume went up by 3.0% (1.6 kt) compared Q3 2001. Our retail LPG and gas product sales grew by more than 2.4%, due to the significant growth in the number of sales outlets for cylinder and auto gas, while national consumption fell by 10.4%. Due to this, retail market share increased by 3% compared to the corresponding period of 2001.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

[2] An inventory valuation method better suited to quarterly reporting would have produced a HUF 0.9bn higher result in Q3 2002, but a HUF 2.6bn lower result in Q3 2001. We estimate the use of Replacement Cost or Current Cost of Supply (calculating production costs on a replacement cost basis) would have reduced operating profit by approximately HUF 1.8bn in Q3 2002, compared to an increase of approximately HUF 9.1bn in Q3 2001. Estimated operating profit, excluding only the aforementioned two inventory and accounting effects, would have been HUF 10.6bn in Q3 2002, compared to HUF 24.6bn in the same period of the previous year. However, to be comparable these figures should be considered in light of the various FX and other items listed in the text above.

Natural Gas[2]	Q3 2001		Q3 2002		Change %		Q1-3 2001		Q1-3 2002		Change %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	(21.8)	(77.0)	7.4	29.7	n.a.	n.a.	(96.9)	(336.1)	8.9	33.7	n.a.	n.a.
Operating profit/(loss)[3]	**(24.7)**	**(87.2)**	**4.6**	**18.5**	**n.a.**	**n.a.**	**(105.1)**	**(364.6)**	**0.8**	**3.0**	**n.a.**	**n.a.**
CAPEX and investments[1]	1.4	4.9	2.1	8.4	50	71	2.6	9.0	4.4	16.7	69	86

In Q3 the natural gas result remained positive after a return to profit in Q2. The import gas price continued to fall from Q2 as a result of the strong forint and in Q3, at HUF 26.7 per m^3, was 28.0% lower than in Q3 2001. As a result of a positive shift in the composition of consumption and a small 5.4% increase to certain non-residential consumers from July 1st 2002, the average wholesale selling price increased by 3.4% y-o-y in Q3 to HUF 33.5 per m^3.

In Q3 2002 we sold 1.3 bcm gas directly from import, 0.3 bcm directly from domestic production, while there were negligible sales from storage. Our natural gas sales increased slightly and reached almost 1.7 bcm. Consumption growth in the energy sector was related to the replacement of heavy fuel oil usage with natural gas usage. As a result, non-residential consumers represented 63.1% of sales volumes in Q3 2002, up from 62.2% in Q3 2001.

In Q3 2002, 1.8 bcm of imported gas was added to storage compared to 1.2 bcm in Q3 2001. This gas was written down to net realisable value, which resulted in a charge of HUF 1.4bn in Q3 2002 compared to a charge of HUF 13.5bn in Q3 2001.

In Q3 transit volumes fell to 210 mcm, while related revenues increased 1.8% y-o-y to HUF 0.8bn.

Petrochemicals[4]	Q3 2001		Q3 2002		Change %		Q1-3 2001		Q1-3 2002		Change %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	4.3	15.2	4.5	18.1	5	19	11.0	38.2	9.9	37.5	(10)	(2)
Pre-consolidation EBIT	2.1	7.4	2.7	10.8	29	46	4.0	13.9	4.6	17.4	15	25
Operating profit/(loss)	**1.7**	**6.0**	**2.0**	**8.0**	**21**	**33**	**2.7**	**9.4**	**2.7**	**10.2**	**-**	**9**
CAPEX and investments[1]	2.8	9.9	5.2	20.9	86	111	4.6	16.0	10.2	38.6	122	141

The Petrochemicals segment consists solely of the TVK Group. However, profit figures are adjusted to reflect various consolidation effects. In comparing third quarter segment performance with that reported by TVK it should be noted that segment operating profit is stated after charging HUF 0.4bn additional depreciation (HUF 0.3bn in Q3 2001) in relation to tangible fixed assets revalued to fair market value at the acquisition as well as other consolidation charges of HUF 0.3bn (HUF 0.1bn in Q3 2001) due to goodwill amortisation and harmonisation of TVK's accounting policy with that of MOL's.

In Q3 2002 segmental profit grew by 21% to HUF 2.0bn as a combination of higher sales volumes, a favourable USD/HUF exchange rate and 6.9% lower integrated margins. The cracker margin fell more significantly (by 18%), as the fall in the quoted price of ethylene exceeded that of naphtha. The polyethylene margin declined by 1.5-7.1% while the polypropylene margin fell by 5.9-7.1%. While the relatively strong HUF had a negative effect on Euro based sales, the positive impact of a strong forint against the USD had a more significant effect on USD based raw material procurements.

In Q3 2002, sale volumes grew by 8.3% y-o-y to reach 196 kt. Polymer sales rose by 10.4% while olefin sales increased by 4.4%. A 5.6% fall in domestic sales was compensated by 24.4% export growth. Capacity utilisation went up in comparison to Q3 2001 due to growth in production (in part due to planned plant shut downs for maintenance in 2001), which resulted in a fall in unit production costs. In Q3 2002 segmental capital expenditure grew to HUF 5.2bn, representing 86% growth, due to the capacity expansion project. The detailed planning process of the new olefin plant is well underway, the necessary excavation work has been completed and recently the foundation stone for the plant was laid. Detailed planning of the new polyethylene plant was also started in the period.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] Gas and Power segment was transformed into the Natural Gas segment following a strategic decision to exit the power generation business.
[3] The effect of unrealised profits on intersegment sales is eliminated with effect from Q1 2002. The prior year figure has been adjusted to conform with this presentation. (See also footnote 2 to Appendix V.)
[4] Last year the Standing Interpretation Committee of the IASB issued a new interpretation, SIC 33: Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests, effective from 1 January 2002. This interpretation makes full consolidation of TVK necessary. Until 31 December 2001 MOL's investment in TVK was accounted for under the equity method. That means that the investment was presented as a non-current financial asset, with no goodwill reflected separately. MOL's share in TVK's profits was included in the consolidated income statement as profit from associates. This category also incorporated the effect of goodwill amortisation. The consolidation of the investment from 1 January 2002 is basically a presentational change. All assets and liabilities of TVK are included in the consolidated balance sheet and all of its income statement figures are brought in on a line-by-line basis. However, to adjust TVK's earnings to the figure that is actually attributable to MOL, the amount which MOL is not entitled to is deducted as minority interest, thereby ensuring that earnings presented under the equity method do not differ from those presented on consolidation. MOL has legal title to 34.5% of the share capital of TVK Rt. MOL also has an option to repurchase shares in TVK equivalent to 9.8% at a later date. In accordance with IAS 39 Financial Instruments, these shares have been taken into account in the determination of MOL's share of the income of TVK, giving MOL a share of 44.3%. Additionally, MOL has another exercisable option to buy an 8.0% shareholding in TVK. As the sum of actual and potential voting rights exceed 50%, full consolidation is required under SIC 33. Goodwill related to TVK is included in intangible assets in the balance sheet, with amortisation charged to operating income. Furthermore, for MOL's purposes TVK's assets have been revalued on acquisition; the surplus increases consolidated assets, while its depreciation reduces consolidated operating income. As a consequence of the revaluation, a deferred tax liability arose and is included in the consolidated balance sheet.

Financial overview

Overview of the environment

The average Brent dated crude oil price was 24.4 USD/bbl in the first nine months of 2002, down by 6.5% compared to an average price of 26.1 USD/bbl in the same period 2001. The average Brent dated crude oil price was 26.9 USD/bbl in the third quarter of 2002, up by 6.4% compared to an average price of 25.3 USD/bbl in Q3 2001. In the first nine months of 2002 the average CIF Med quoted price of Ural Blend (dominating MOL's crude oil purchases) was 23.1 USD/bbl, decreasing by 5.3% compared to the same period 2001 (24.4 USD/bbl). In the third quarter of 2002 the average CIF Med quoted price of Ural Blend was 25.8 USD/bbl, increasing by 7.1% compared to Q3 2001 (24.1 USD/bbl). Average CIF Med gasoline (grade 95) prices decreased by 15% compared to the first nine months of 2001, gas oil prices were down by 14% and naphtha prices decreased by 9%. The US dollar depreciated by an average of 8.5% against the Hungarian Forint (from HUF 288.3 in Q1-3 2001 to HUF 264.0 in Q1-3 2002) but, from the year-end 2001 until end-September 2002 the USD/HUF exchange rate decreased by 11.4% (from 279.0 to 247.4 HUF/USD). The Euro depreciated by 1.2% from year-end until end-September 2002 (from 246.3 to 243.3 HUF/EUR).

Operations

In the first nine months of 2002, Group net sales revenues were HUF 836.6bn, decreasing by 3% compared to Q1-3 2001. Sales to customers outside Hungary reached HUF 256.1bn, almost unchanged compared to same period last year, and represented 31% of total sales. The value of raw materials and consumables used decreased by 12%. Within this, raw material costs decreased by 15%, principally due to the quantity of the processed crude oil and lower import purchase prices. Cost of goods purchased for resale decreased by 13%, reflecting combined effects of lower cost of imported gas and increased regional trading activity of finished products. The value of material-type services and the cost of subcontractors increased by 13%, primarily as a result of higher maintenance costs. Personnel expenses for the first nine months fell by 4%, reflecting our headcount reduction measures. The 11% decrease in other operating expenses is partly due to lower exchange losses on the settlement of receivables and payables and the capitalisation of BPR expenses. The decision to capitalise the qualifying portions of BPR expenses was made at the end of 2001 and therefore not reflected in the Q3 2001 figures.

Total financial income in Q1-3 2002 was HUF 17.8bn, 2% lower than in the same period in the previous year. Other financial income in Q1-3 2002 includes a net foreign exchange gain of HUF 14.3bn compared with a net exchange gain of HUF 12.5bn in Q1-3 2001. Total financial expenses for the same period amounted to HUF 21.3bn, a decrease of 11%, of which interest payable was HUF 12.8bn, down by 27% mainly due to the lower average outstanding debt during the comparative periods. The decrease was partially offset by the increase of other financial expenses from HUF 2.9bn to HUF 5.3bn. The major part of the other financial expenses item is the increased cost of foreign exchange hedging of import gas purchases payable in USD. Income from associates was HUF 5.2bn substantially all of which relates to Slovnaft. Re-assessing the estimate for deferred tax assets and liabilities at 30 September 2002 resulted in a HUF 0.8bn tax benefit effect for Q3 2002. This positive change arises primarily because it is expected that certain deferred tax benefits will be realised in a later period than originally anticipated. Minority interests decreased by HUF 2.3bn reflecting the sale of our stake in Kőolajtároló in Q4 2001, which had boosted 2001 minority interest and the reduced profitability of Nitrogénművek Rt. MOL sold its 59.38% stake in Nitrogénművek in August, though the transaction requires the approval of the Competition Office.

Balance sheet

Total assets amounted to HUF 994.3bn at the end of September 2002, a decrease of 4%. Property, plant and equipment decreased by 11% due to the combined effect of DD&A in the meantime, divestiture of subsidiaries and disposal of fixed assets. Long-term debt including long term debt repayable within one year decreased by 33% as a result of repayments during the interim period and the strengthening of the forint. Short-term debt (excluding the current portion of long term debt) was HUF 69.9bn, 86% higher than at 30 September 2001. The majority of the increase in short term debt relates to the issuance of short-term notes in line with our policy to diversify our sources of financing. 68% of long-term debt bore floating interest rates. As at 30 September 2002 34% of the MOL Group's total debt was denominated in Euro, 38% in USD and 28% in HUF. At the end of Q3 MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 35% compared with 43% at the end of September 2001. Following the move to full consolidation of TVK it has become appropriate to include minority interests with equity in the gearing ratio calculation, as the full amount of the debt of TVK is included in MOL's consolidated balance sheet.

Cash flow

Operating cash flow was HUF 74.7bn, representing an increase of 187% on Q1-3 2001, reflecting the return to profit of the gas business. Operating cash flow before movements in working capital increased by 67%. Increased working capital needs tied up HUF 37.3bn of operating cash flow, arising from the positive effect of a HUF 19.9bn fall in trade receivables and a HUF 6.5bn increase in other payables, exceeded by the increase in inventories and other receivables, HUF 47.6bn and HUF 12.3bn, and a HUF 3.8bn decrease in trade payables. Corporate tax paid amounted to HUF 1.3bn. Net cash used in investing activities was HUF 35.6bn compared with HUF 27.4bn in the first nine months of 2001, reflecting higher capital expenditure and investments in marketable securities, while the magnitude of the 2001 acquisition of investments were not matched in Q1-3 2002. Disposals of fixed assets and subsidiaries generated lower cash flows. Net financing cash outflows amounted to HUF 69.5bn, mainly as a result of the repayment of long-term debt.

APPENDIX I.

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP
FOR THE PERIOD ENDED 30 SEPTEMBER 2002
Unaudited quarterly figures (in HUF millions)

FY 2001		Q3 2001	Q3 2002	Ch. %	Q1-3 2001	Q1-3 2002	Ch. %
1,168,413	**Net sales**	**290,646**	**258,271**	**(11)**	**858,198**	**836,590**	**(3)**
15,408	Other operating income	2,880	249	(91)	5,729	6,096	6
1,183,821	**Total operating revenues**	**293,526**	**258,520**	**(12)**	**863,927**	**842,686**	**(2)**
406,578	Raw material costs	96,247	96,082	-	308,292	261,553	(15)
57,991	Value of material-type services used	17,290	19,321	12	41,967	47,238	13
489,786	Cost of goods purchased for resale	128,440	84,748	(34)	368,138	321,746	(13)
954,355	*Raw material and consumables used*	*241,977*	*200,151*	*(17)*	*718,397*	*630,537*	*(12)*
75,460	Personnel expenses	16,401	14,934	(9)	55,029	53,101	(4)
75,000	Depreciation, depletion, amortisation and impairment	18,242	16,525	(9)	52,271	49,600	(5)
91,551	Other operating expenses	19,203	20,237	5	62,357	55,691	(11)
9,199	Ch. In inventory of finished goods & work in progress	8,496	(6,087)	n.a.	3,858	5,428	41
(18,606)	Work performed by the enterprise and capitalised	(3,624)	(4,061)	12	(10,030)	(9,653)	(4)
1,186,959	**Total operating expenses**	**300,695**	**241,699**	**(20)**	**881,882**	**784,704**	**(11)**
(3,138)	**Operating profit**	**(7,169)**	**16,821**	**n.a.**	**(17,955)**	**57,982**	**n.a.**
3,521	Interest received	1,367	683	(50)	3,986	2,351	(41)
492	Dividends received	136	96	(29)	410	413	1
20,019	Exchange gains and other financial income	(1,176)	2,207	n.a.	13,757	15,036	9
24,032	*Total financial income*	*327*	*2,986*	*n.a.*	*18,153*	*17,800*	*(2)*
20,342	Interest on borrowings	5,629	4,116	(27)	17,543	12,802	(27)
4,501	Interest on provisions	1,149	1,007	(12)	3,474	3,143	(10)
1,268	Write-off of financial investments	11	37	236	72	37	(49)
2,129	Exchange losses and other financial expenses	661	1,446	119	2,853	5,289	85
28,240	*Total financial expense*	*7,450*	*6,606*	*(11)*	*23,942*	*21,271*	*(11)*
4,208	**Financial expense/(gain), net**	**7,123**	**3,620**	**(49)**	**5,789**	**3,471**	**(40)**
(8,510)	(Income) /loss from associates	(1,443)	(2,539)	76	(6,701)	(5,197)	(22)
1,164	**Profit before tax**	**(12,849)**	**15,740**	**n.a.**	**(17,043)**	**59,708**	**n.a.**
(6,136)	Income tax expense/(benefit)	(3,931)	(797)	(80)	(7,695)	1,856	n.a.
7,300	**Profit after tax**	**(8,918)**	**16,537**	**n.a.**	**(9,348)**	**57,852**	**n.a.**
(6,059)	Minority interests	(685)	(929)	36	(4,939)	(2,641)	(47)
1,241	**Net income**	**(9,603)**	**15,608**	**n.a.**	**(14,287)**	**55,211**	**n.a.**
13	**Basic and diluted earnings per share (HUF)**	**(98)**	**160**	**n.a.**	**(146)**	**565**	**n.a.**

Please note that a reclassification was necessary in the 2002 H1 income statement published in August. A HUF 1.3bn reduction adjustment was made to both "other operating income" and "personnel expenses", which results in no net change to operating profit. This technical adjustment occurred in respect of the release of redundancy payment provisions that, under MOL's accounting policy, should have been netted against personnel expenses, rather than accounted for as an increase in other operating income.

APPENDIX II.

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP
AS AT 30 SEPTEMBER 2002
Unaudited quarterly figures (in HUF millions)

31 Dec 2001		30 Sept 2001	30 Sept 2002	Change %
	Assets			
	Non-current assets			
18,778	Intangible assets	11,933	22,388	88
488,813	Property, plant and equipment	511,613	457,273	(11)
106,149	Investments	113,113	108,615	(4)
19,035	Deferred tax asset	20,422	18,123	(11)
3,470	Other non-current assets	3,295	3,980	21
636,245	**Total non-current assets**	**660,376**	**610,379**	(8)
	Current assets			
129,777	Inventories	168,603	174,411	3
138,320	Trade receivables, net	116,503	118,009	1
13,402	Marketable securities	13,175	19,711	50
33,151	Other current assets	31,524	44,292	41
57,911	Cash and cash equivalents	44,952	27,499	(39)
372,561	**Total current assets**	**374,757**	**383,922**	2
1,008,806	**Total assets**	**1,035,133**	**994,301**	(4)
	Liabilities and shareholders' equity			
	Shareholders' equity			
97,818	Share capital	97,802	95,667	(2)
268,022	Reserves	274,579	256,761	(6)
1,241	Net income for the period	(14,287)	55,211	n.a.
367,081	**Total shareholders' equity**	**358,094**	**407,639**	14
74,063	**Minority interest**	**75,195**	**74,508**	(1)
	Non-current liabilities			
225,597	Long-term debt, net of current portion	271,548	189,844	(30)
40,000	Provisions for liabilities and charges	40,948	39,586	(3)
360	Other non-current liabilities	4,062	309	(92)
265,957	**Total non-current liabilities**	**316,558**	**229,739**	(27)
	Current liabilities			
160,792	Trade and other payables	157,128	155,954	(1)
12,025	Provisions for liabilities and charges	10,634	10,835	2
54,427	Short-term debt	37,503	69,921	86
74,461	Current portion of long-term debt	80,021	45,705	(43)
301,705	**Total current liabilities**	**285,286**	**282,415**	(1)
1,008,806	**Total liabilities and shareholders' equity**	**1,035,133**	**994,301**	(4)

APPENDIX III.

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 SEPTEMBER 2002

Unaudited quarterly figures (in HUF millions)

	Share capital	Reserves	Retained profit for the period
Opening balance 1 January 2002	**97,818**	**268,022**	**1,241**
Transfer to reserves of retained profit for the previous year		1,241	(1,241)
Retained profit for the period			55,211
Cash flow hedges		498	
Currency translation differences		1,536	
Net change in balance of treasury shares held	(2,151)	(9,156)	
Dividend for the year 2001		(5,380)	
Closing balance 30 Sept 2002	**95,667**	**256,761**	**55,211**

APPENDIX IV.

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 SEPTEMBER 2002

Unaudited quarterly figures (in HUF millions)

FY 2001		Q3 2001	Q3 2002	Ch. %	Q1-3 2001	Q1-3 2002	Ch. %
73,359	**Net cash provided by operating activities**	**(11,278)**	**(21,139)**	**87**	**26,035**	**74,688**	**18**
(9,082)	Of which changes in working capital	(38,707)	(60,284)	56	(40,969)	(37,257)	(9
(68,867)	Capital expenditures and exploration costs	(19,495)	(19,947)	2	(40,030)	(42,976)	7
14,407	Proceeds from the disposal of fixed assets	991	1,603	62	9,800	3,439	(65
(13,707)	Acquisition of subsidiary shareholdings	-	-	n.a.	(12,160)	-	(100
16,548	Proceeds from the disposal of subsidiaries	-	12	n.a.	6,361	2,694	(58
(145)	Acquisition of other investments	-	(214)	n.a.	(129)	(661)	41
756	Proceeds from the disposal of investments	-	-	n.a.	585	1,845	21
(859)	Changes in loans and long-term bank deposits	(1,337)	100	n.a.	(1,303)	(191)	(85
(1,638)	Changes in short term investments	(3,575)	784	n.a.	(406)	(6,841)	n.a
4,306	Interest received and other financial income	1,100	1,510	37	6,705	4,057	(39
3,468	Dividend received	2,621	506	(81)	3,169	3,068	(3
(45,731)	**Net cash provided by/(used) in investing activities**	**(19,695)**	**(15,646)**	**(21)**	**(27,408)**	**(35,566)**	**3**
-	Issuance of long term notes	-	-	n.a.	-	14,368	n.a
-	Repayment of long term notes	-	(4,471)	n.a.	-	(4,471)	n.a
13,703	Issuance of zero coupon notes	-	-	n.a.	-	13,680	n.a
53,937	Issuance of long-term debt	13,398	40,743	204	23,221	46,235	9
(79,185)	Repayments of long term debt	(5,640)	(11,604)	106	(28,077)	(115,119)	31
2,353	Changes in other long term liabilities	676	3	(100)	4,599	949	(79
38,310	Changes in short-term debt	21,825	15,220	(30)	43,593	7,382	(83
(28,925)	Interest paid and other financial costs	(8,417)	(5,109)	(39)	(27,067)	(14,217)	(47
(5,401)	Dividends paid to shareholders	(190)	-	(100)	(5,394)	(5,309)	(2
(1,146)	Dividends paid to minority interest	(208)	-	(100)	(1,146)	(1,621)	41
(1,497)	Net sale/(repurchase) of treasury shares	11	(11,875)	n.a.	(1,538)	(11,411)	64
(7,851)	**Net cash provided by/(used) in financing activities**	**21,455**	**22,907**	**7**	**8,191**	**(69,534)**	**n.a**
19,777	**Net increase/(decrease) in cash**	**(9,518)**	**(13,878)**	**46**	**6,818**	**(30,412)**	**n.a**
38,134	Cash at the beginning of the period	54,470	41,377	(24)	38,134	57,911	5
57,911	Cash at the end of the period	44,952	27,499	(39)	44,952	27,499	(39

Please note that there were some reclassifications necessary in the 2002 H1 cash flow statement published in August, leaving the major cash flow categories basically unaffected. About HUF 0.5bn of funds used and generated by acquiring and disposing of subsidiaries and other investments were mistakenly netted off against each other. Unwinding of discounts on long-term notes and zero coupon notes, as well as some fluctuations in short term debt, were wrongly reflected as increased cash inflows from the issuance of such notes. The correct figures would have been HUF 0.1bn and HUF 2.6bn lower in respect of the two types of notes mentioned above.

APPENDIX V.

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2001	NET EXTERNAL SALES REVENUES[1]	Q3 2001	Q3 2002	Ch. %	Q1-3 2001	Q1-3 2002	Ch. %
6,169	Exploration and Production	969	391	(60)	4,687	3,121	(33)
669,899	Refining and Marketing	198,713	168,434	(15)	517,131	488,115	(6)
329,029	Natural Gas	50,783	54,423	7	204,458	237,187	16
134,197	Petrochemicals	36357	33,043	(9)	109,009	91,379	(16)
29,119	Corporate and other	3,824	1,980	(48)	22,913	16,788	(27)
1,168,413	TOTAL	290,646	258,271	(11)	858,198	836,590	(3)

FY 2001	OPERATING PROFIT	Q3 2001	Q3 2002	Ch. %	Q1-3 2001	Q1-3 2002	Ch. %
67,237	Exploration and Production	13,073	10,561	(19)	52,844	39,153	(26)
70,235	Refining and Marketing	18,065	11,484	(36)	53,276	36,123	(32)
(122,073)	Natural Gas	(24,702)	4,634	n.a.	(105,059)	815	n.a.
5,024	Petrochemicals	1,676	2,029	21	2,732	2,746	-
(24,869)	Corporate and other	(7,507)	(6,511)	(13)	(15,882)	(15,481)	(3)
1,308	Inter-segment transfers[2]	(7,774)	(5,376)	(31)	(5,866)	(5,374)	(8)
(3,138)	TOTAL	(7,169)	16,821	(338)	(17,955)	57,982	(424)

FY 2001	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q3 2001	Q3 2002	Ch. %	Q1-3 2001	Q1-3 2002	Ch. %
12,920	Exploration and Production	2,241	2,007	(10)	6,463	7,393	14
24,524	Refining and Marketing	5,349	1,437	(73)	13,485	6,641	(51)
5,284	Natural Gas	1,534	3,174	107	2,726	4,833	77
7,263	Petrochemicals	2,420	4,699	94	4,166	7,325	76
8,305	Corporate and other	2,668	1,000	(63)	3,086	5,562	80
58,296	TOTAL	14,212	12,317	(13)	29,926	31,754	(6)

FY 2001	DEPRECIATION	Q3 2001	Q3 2002	Ch. %	Q1-3 2001	Q1-3 2002	Ch. %
19,947	Exploration and Production	4,896	3,802	(22)	12,612	12,450	(1)
26,447	Refining and Marketing	6,522	6,828	5	19,355	20,138	4
13,093	Natural Gas	2,892	2,729	(6)	8,189	8,102	(1)
10,219	Petrochemicals	2,663	2,504	(6)	8,248	7,137	(13)
5,294	Corporate and other	1,269	662	(48)	3,867	1,773	(54)
75,000	TOTAL	18,242	16,525	(9)	52,271	49,600	(5)

31/12/2001	TANGIBLE ASSETS	30/09/2001	30/09/2002	Ch. %
76,974	Exploration and Production	81,976	69,515	(15)
198,285	Refining and Marketing	213,537	180,776	(15)
103,524	Natural Gas	104,563	100,337	(4)
86,278	Petrochemicals	86,880	83,978	(3)
23,752	Corporate and other	24,657	22,667	(8)
488,813	TOTAL	511,613	457,273	(11)

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in both Q1-3 2001 and Q1-3 2002. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénmüvek Rt. fertiliser manufacturing business is included under Corporate and other.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.
In Q2 2002 MOL Rt. sold MOL Slovensko, a fully consolidated subsidiary, to Slovnaft. As this subsidiary was assigned to R&M and Slovnaft belongs to the Corporate and Other segment, the total gain of HUF 1.7bn on the sale is incorporated in R&M segment operating profit. However, 36.2% (corresponding to MOL's shareholding in Slovnaft) of this gain had to be eliminated. This elimination occurred in the inter-segment transfer line.

APPENDIX VI.

KEY OPERATING DATA (Group figures)

FY 2001	HYDROCARBON PRODUCTION Kt (gross figures before royalty)	Q3 2001	Q3 2002	Change %	Q1-3 2001	Q1-3 2002	Change %
1,064	Crude oil production	270	256	(5)	793	788	(1)
3,226	Natural gas production (net dry)	621	618	(1)	2243	2269	1
269	Condensates production	57	47	(18)	191	183	(4)
197	LPG from producing fields	38	38	-	141	141	-
78	LPG from refining process	19	17	(11)	57	61	7
42	Other gas products	5	8	60	28	29	4

FY 2001	NATURAL GAS BALANCE Million m^3	Q3 2001	Q3 2002	Change %	Q1-3 2001	Q1-3 2002	Change %
3,053	Sales from production	200	305	53	1,779	1,871	5
9,800	Sales from import	1,405	1,348	(4)	6,366	6,474	2
12,853	**TOTAL SOURCES**	**1,605**	**1,653**	3	**8,145**	**8,345**	2
9,800	Sales to Gas Distribution Companies (GDCs)	903	889	(2)	6,012	5,924	(1)
1,880	Sales to power sector	475	584	23	1,302	1,682	29
1,173	Sales to industrial and other consumers	227	180	(21)	831	739	(11)
12,853	**TOTAL THIRD PARTY SALES**	**1,605**	**1,653**	3	**8,145**	**8,345**	2
505	Loss and own consumption	126	110	(13)	364	388	6
13,358	**TOTAL SALES AND LOSSES**	**1,731**	**1,763**	2	**8,509**	**8,733**	3
1,689	Natural gas transit	223	210	(6)	1,030	1,164	13

31 Dec 2001	MOBILE NATURAL GAS INVENTORIES Million m^3	30 Sept 2001	30 Sept 2002	Change %
392.5	From domestic sources	775.0	575.8	(26)
1,359.4	From import sources	2,625.3	2,959.9	13
1,751.9	**TOTAL CLOSING INVENTORIES**	**3,400.3**	**3,535.7**	4

FY 2001	NATURAL GAS PRICES HUF/m^3	Q3 2001	Q3 2002	Change %	Q1-3 2001	Q1-3 2002	Change %
39.3	Average import price	37.1	26.7	(28)	40.8	28.4	(30)
25.9	Average MOL selling price	32.4	33.5	3	25.8	28.8	12
24.5	Wholesale price to GDCs	32.2	33.9	5	24.4	27.1	11
30.5	Wholesale price to industry/power	32.6	33.0	1	29.7	33.1	11

FY 2001	CRUDE OIL PROCESSING Kt	Q3 2001	Q3 2002	Change %	Q1-3 2001	Q1-3 2002	Change %
1,002	Domestic crude oil	256	245	(4)	746	758	2
5,840	Imported crude oil	1,422	1,436	1	4,396	3,856	(12)
259	Condensates	55	40	(27)	190	166	(13)
773	Other feedstock	191	278	46	491	924	88
7,874	**TOTAL REFINERY THROUGHPUT**	**1,924**	**1,999**	**4**	**5,823**	**5,704**	**(2)**

FY 2001*	REFINED PRODUCT SALES Kt	Q3 2001*	Q3 2002	Change %	Q1-3 2001*	Q1-3 2002	Change %
4,686	Total domestic sales	1,205	1,189	(1)	3,372	3,107	(8)
2,352	Total export sales	633	738	17	1,757	2,052	17
7,038	**TOTAL CRUDE OIL PRODUCT SALES**	**1,838**	**1,927**	**5**	**5,129**	**5,159**	**1**

* Restated because of TVK consolidation

FY 2001	PETROCHEMICAL PRODUCTION Kt	Q3 2001	Q3 2002	Change %	Q1-3 2001	Q1-3 2002	Change %
359	Ethylene	80	92	15	268	279	4
107	LDPE	26	27	4	80	85	6
184	HDPE	40	49	23	138	149	8
260	PP	60	75	25	194	216	11

FY 2001	PETROCHEMICAL SALES (external) Kt	Q3 2001	Q3 2002	Change %	Q1-3 2001	Q1-3 2002	Change %
597	Total domestic sales	95	89	(6)	286	292	2
399	Total export sales	86	107	24	298	304	2
996	**TOTAL PETROCHEMICAL SALES**	**181**	**196**	**8**	**584**	**596**	**2**

31 Dec 2001	HEADCOUNT Full-time MOL Group employees	30 Sept 2001	30 Sept 2002	Change %
14,253	Closing headcount excluding TVK	15,691	12,975	(17)
16,438	Total closing headcount (including TVK)	17,961	15,032	(16)

APPENDIX VII.

EXTRAORDINARY ANNOUNCEMENTS IN Q3 2002

Announcement date	
30 July	Rotary Drilling Ltd sold its foreign operations
2 August	Order to buy treasury shares
13 August	And every Tuesday: update about the number of treasury shares bought
14 August	Announcement of second quarter results
22, 23 August, 3 Sept	HR Director sells MOL shares
30 August	Announcement of the sale of Nitrogénművek
10 September	Principle and interest payment on MOL 2002/A bonds
24 September	Extension of TVK option agreement with MKB
25 September	Issuance of bonds
26 September	Ákos Macher has resigned from MOL Board of Directors
30 September	Extension of TVK option agreement with a Deutsche Bank investment subsidiary

APPENDIX VIII.

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 1999	31 Dec 2000	31 Dec 2001	31 March 2002	30 June 2002	30 Sept 2002
Foreign institutional investors	50.7	43.5	46.3	47.1	46.1	44.1
OMV	0.0	9.3	10.0	10.0	10.0	10.0
Foreign private investors	0.0	0.0	0.0	0.0	0.0	0.0
ÁPV Rt. (Hungarian State Privatisation and Holding)	25.0	25.0	25.0	25.0	25.0	25.0
Hungarian institutional investors	2.2	4.9	5.0	4.6	4.8	5.0
Hungarian private investors	0.8	0.5	0.5	0.5	0.4	0.4
Depositories	18.5	16.4	12.5	12.1	13.1	12.6
MOL Rt. (treasury shares)	0.4	0.3	0.6	0.6	0.5	2.8
Unregistered shares	2.4	0.1	0.1	0.1	0.1	0.1

According to the Share Register, besides the ÁPV Rt., with 25.8% of the voting shares +1 share, only 2 shareholders owned more than 5% of the ordinary share capital of MOL Rt. at 30 September 2002: the depository bank for MOL's GDR programme at that date, J.P. Morgan which had 20.9% of the voting shares and OMV owning 10% of the ordinary shares of MOL. The number of treasury shares held by MOL increased by 2,270,209 from 463,229 to 2,733,435 as a result of the purchase of 2,272,242 treasury shares and a distribution of 2,036 shares to some employees. Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Relevant changes in the governing bodies of MOL Rt. during the period:
MOL held an Extraordinary General Meeting on the 11th of October 2002, closely following the reporting period. The EGM recalled the following members from MOL's Board of Directors or acknowledged their resignation:

László R. Czirják, Dr Ákos Macher, Sándor Méhes and Dr Géza Pap.

At the same time EGM approved the election to the Board of:

László Akar, Miklós Kamarás, Dr Ernő Kemenes and Dr Kálmánné Simóka.

The EGM withdrew MOL Supervisory Board membership of:

Dr Péter Hartmann, Zsolt Incze, Dr Ferenc Kovács and Eduárd Pap.

At the same time EGM approved the election to the Supervisory Board of:

Piroska Bognár, John I. Charody, Slavomir Hatina, Dr Mihály Kupa and Dr Lajos Oláh.

The EGM approved the appointment of Ernst & Young Kft. as MOL Rt.'s external auditor for the financial year 2002 until the 2003 Annual General Meeting. The annual fee of the external auditors remains unchanged and will be shared between Arthur Andersen Audit Kft. and Ernst & Young Könyvvizsgáló Kft. in direct proportion of the length of their appointment.